THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) AND ARE “RESTRICTED SECURITIES” AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE REASONABLE SATISFACTION OF THE ISSUER.

12% UNSECURED CONVERTIBLE PROMISSORY NOTE

Staffing 360 Solutions, Inc.

Original Issue Date: __________	Principal Amount: $______

FOR VALUE RECEIVED, Staffing 360 Solutions, Inc., a publicly held Nevada company (OTCBB: STAF) (“STAF” or the “Company”) hereby promises to pay to _____________ or its registered assigns (“Buyer” or “Holder”), the principal sum of ________________ Dollars ($_________), together with interests thereon at the rate of 12% per annum, on the terms set forth below. This Note (this “Note”) was issued pursuant to that certain Note Purchase Agreement dated the Original Issue Date set forth above by and between the Company and the Buyer (the “Note Purchase Agreement”). This Note is one of a series of notes (the “Notes”) of like tenor in the aggregate principal amount of up to $1,500,000. Unless otherwise defined herein, capitalized terms used in this Note shall have the meanings ascribed to them in the Note Purchase Agreement.

1.	Payments

1.1	Interest. Interest shall accrue and be payable, along with the principal amount, on the Maturity Date.

1.2	Principal. The Principal Amount and all accrued but unpaid interests, shall be due and payable upon the earlier of: (i) within 10 days following the closing of the entire $10 million to be raised in the PIPE Financing, or (ii) February 28, 2014 (the “Maturity Date”).

1.3	Conversion of Note. This Note is subject to a voluntary conversion at the election of the Holder. Upon the earlier of: (i) the final closing of the PIPE Financing or (ii) the consummation of the acquisition of Initio (hereinafter defined), the investors in this Offering may elect to convert the Principal Amount of the Note, including all accrued but unpaid interests, into shares of Common Stock (the “Shares”) and warrants (the “Warrants”) to purchase shares of Common Stock (the “Warrant Shares”), at the same price the Units are sold in the PIPE Financing, which is currently anticipated at $1.00, unless an event of default occurs prior to such conversion. Specifically upon voluntary conversion, for every $100 represented by the Principal Amount (including accrued but unpaid interests), the Note shall be convertible into (i) 100 shares of Common Stock and (ii) Warrants to purchase 50 shares of Common Stock. In the event there is no closing consummated in the PIPE Financing, upon notice from the Company, the investors in the Offering may elect to convert at a conversion price equal to $.90. The Warrants will have an exercise price of $2.00 per share. The Shares, Warrants and Warrant Shares shall be restricted pursuant to Rule 144 under the Securities Act.

2.	Definitions

For purposes of this Note, the following capitalized terms shall have the meanings set forth below:

“Event of Default” shall have the meaning specified in Section 3.

“Holders” shall mean the Holder and all other holders of the Notes.

“Majority Holders” at any date shall mean the Holders of more than 50% of the principal amount of the Notes outstanding at such date.

“Person” shall mean individual, partnership, corporation, trust, association or other entity.

“PIPE” shall mean the issuance and sale by the Company of equity securities of the Company.

3.	Events of Default and Remedies

3.1 Events of Default. Each of the following shall constitute an “Event of Default”:

3.1.1 The failure of the Company to pay the Principal Amount, including all accrued but unpaid interests by the Maturity Date, unless otherwise the Note is voluntarily converted prior to the Maturity Date;

3.1.2 The failure of the Company to convert the Principal Amount, and all accrued but unpaid interests, and issue the respective Shares and Warrants within 10 days of the Holder requesting such conversion.

3.1.3 The material default by the Company under any of its material covenants or representations under the Note Purchase Agreement, which default is not cured within 30 days after receipt of written notice of such default delivered to the Company by the Majority Holders;

3.1.4 A decree, judgment, or order by a court of competent jurisdiction shall have been entered adjudging the Company as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization of the Company under any bankruptcy or similar law, and such decree of order shall have continued undischarged and unstayed for a period of 90 days; or a decree or order of a court of competent jurisdiction ordering the appointment of a receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of the Company, or for the winding up or liquidation of the affairs of the Company, shall have been entered, and such decree, judgment, or order shall have remained in force undischarged and unstayed for a period of 60 days;

3.1.5 The Company shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization under any bankruptcy or similar law or similar statute, or shall consent to the filing of any such petition, or shall consent to the appointment of a custodian, receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of it or any of its assets or property, or shall make a general assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due.

3.2 Acceleration of Maturity Date. If an Event of Default (other than an Event of Default specified in Section 3.1.1, Section 3.1.2 or Section 3.1.3) occurs and is continuing, then, and in every such case, unless the principal of this Note shall have already become due and payable, the Majority Holders by written notice to the Company (an “Acceleration Notice”), may declare all of the principal of the Note, together with accrued interests thereon, to be due and immediately payable or convertible at the Holder’s request. If an Event of Default specified in Section 3.1.3 or Section 3.1.4 occurs, all principal of and accrued interests on this Note ipso facto shall become and be immediately due and payable without any declaration or other act on the part of the Holder.

3.3 Waiver. No delay or omission by the Holder to exercise any right or remedy arising upon any Event of Default shall impair the exercise of any such right or remedy or constitute a waiver of any such Event of Default. Every right and remedy given by this Section  or by law to the Holder may be exercised from time to time, and as often as may be deemed expedient, by the Holder. No provision of this Note may be waived unless in writing signed by Holder, and waiver of any one provision of this Agreement shall not be deemed to be a waiver of any other provision.

4.	Replacement Note.

If a mutilated Note is surrendered to the Company or if the Holder claims and submits an affidavit or other evidence, satisfactory to the Company, to the Company to the effect that this Note has been lost, destroyed or wrongfully taken, the Company shall issue a replacement Note if the Company’s reasonable requirements are met, including, if required by the Company, provision by the Holder of an indemnity bond or other indemnity, sufficient in the judgment of the Company, to protect the Company from any loss which any of them may suffer if the Note is replaced.

5.	Miscellaneous

5.1 Successors. The terms and conditions of this Note shall be binding upon and inure to the benefit of the parties to this Note and their respective successors, heirs and personal representatives.

5.2 Governing Law. This Note shall be construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof.

5.3 Captions. The various captions of this Note are for reference only and shall not be considered or referred to in resolving questions of interpretation of this Note.

5.4 Notices. All notices, requests, demands and other communications (collectively, “Notices”) given pursuant to this Agreement shall be in writing, and shall be delivered by personal service, courier, facsimile transmission, email transmission of a pdf format data file or by United States first class, registered or certified mail, postage prepaid, addressed to the Company at its principal executive offices or the Holder at its address as set forth on the books and records of the Company. Any Notice, other than a Notice sent by registered or certified mail, shall be effective when received; a Notice sent by registered or certified mail, postage prepaid return receipt requested, shall be effective on the earlier of when received or the third day following deposit in the United States mails. Any party may from time to time change its address for further Notices hereunder by giving notice to the other party in the manner prescribed in this Section.

5.5 Amendment. The Notes may be amended with the consent of the Company and the consent or approval of the Holders, provided that no such amendment shall reduce the interest rate or extend the Maturity Date without the consent or approval of the Holder. In the event of such an amendment, at the request of the Company, the Holder shall tender back to the Company its Note and the Company shall substitute a replacement Note reflecting such amendment(s).

5.6 Severability. Whenever possible each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be or become prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Note.

5.7 Attorneys’ Fees. If any action or proceeding is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees to be fixed by the court.

5.8 Solely Obligations of Company. The Holder acknowledges and agrees that the obligations of the Company under this Note are obligations solely of the Company, and are not obligations of any member, manager or officer of the Company.

IN WITNESS WHEREOF, the Company has caused this Note to be dated, executed and issued on its behalf by its officers thereto duly authorized.

Staffing 360 Solutions, Inc.

By:
Alfonso J. Cervantes, President